May 27, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Crocs, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 0-51754

Dear Mr. O’Brien:

Crocs, Inc. (the “Company,” “we,” “us” and “our”) submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 28, 2016.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Form 10-K for the period ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparison of the Years Ended December 31, 2015 to 2014, page 36

1.              Please expand your disclosures to discuss the main cost drivers affecting cost of sales and how those costs impacted your consolidated gross profit during each period presented, as well as management’s expectations of how they may impact future results in order for an investor to understand all material items impacting your results. As an example; we note that for the period ended December 31, 2015, consolidated revenue decreased by 9% while cost of sales only decreased by 4%; however there does not appear to be a robust analysis of the reasons behind this decline in gross profit. As such, your narrative should include a discussion of the significant components of your cost of sales, analysis of the changes, and discussion of expected trends and known effects on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response  The Company acknowledges the Staff’s comment regarding the request for additional disclosures in our MD&A to discuss the main cost drivers affecting cost of sales and how those costs impact our consolidated gross profit during each period presented. We will expand our MD&A disclosures in our future Form 10-K and Form 10-Q filings to more fully discuss the main cost drivers affecting cost of sales as well as management’s expectations regarding how material anticipated trends may impact our future operations. Specifically, we will discuss cost of sales in terms of dollar and percentage changes in: (1) volume of units sold, (2) average cost per unit sold, and (3) the impact (if any) of foreign currency changes on cost of sales. We will also discuss expected trends as it relates to each of these cost drivers if material. The following is an example of the comparison of the years ended December 31, 2015 and 2014, cost of sales and gross profit disclosures that we intend to include in our future Form 10-Q and 10-K filings.

Revenues. Revenues decreased $107.6 million or 9.0% for the year ended December 31, 2015, compared to the prior year.  The net decrease in revenue is due to: (i) a $85.3 million or 7.1% decrease associated with foreign currency exchange rate adjustments associated with a strong U.S. Dollar, (ii) a $37.8 million or 3.1% increase associated with higher sales volumes, (iii) a $34.4 million or 2.9% decrease associated with store closures, and (iv) a $25.7 million or 2.1% decrease associated with a lower average selling price due to changes in product mix. As we completed our restructuring efforts as of December 31, 2015, we do not anticipate store closures to have a significant impact on revenue in future periods.

Cost of sales. Cost of sales decreased $28.1 million or 4.8% for the year ended December 31, 2015, as compared to the prior year. The net decrease in cost of sales is due to: (i) a $44.4 million or 7.4% decrease due to the impact of foreign currency translation, (ii) a $24.0 million or 3.9% increase due to a higher average costs, (iii) a $22.8 million or 3.8% decrease associated with store closures,  (iv) a $19.1 million or 3.2% increase due to higher sales volumes, and (v) a $4.0 million or 0.7% decrease associated with lower restructuring charges in cost of sales (these restructuring efforts were completed as of December 31, 2015).

Gross Profit. Gross profit decreased $79.5 million or 13.5% for the year ended December 31, 2015, as compared to the prior year. The net decrease in gross profit is primarily due to the impact of: (i) a $49.7 million or 8.4% decrease associated with lower average selling price and higher costs of sales, (ii) a $40.9 million or 6.9% decrease associated with the unfavorable impact of foreign currency translation, (iii) a $18.7 million or 3.2% increase associated with higher sales volumes (iv) an $11.6 million or 2.0% decrease associated with store closures, and (v) a $4.0 million or 0.6% increase associated with lower restructuring charges in cost of sales (these restructuring efforts were completed as of December 31, 2015). For the year ended December 31, 2015 we realized a gross profit margin of 46.8%.

In consideration of the Staff’s comment, we also included the following cost of sales disclosure in our Form 10-Q for the quarter ended March 31, 2016.

Revenues. Revenue increased $16.9 million or 6.5% in the three months ended March 31, 2016 compared to the same period in 2015. The increase in revenue was due to the net effect of:  (i) an increase of $25.9 million or 9.9% associated with higher sales volumes, (ii) a decrease of $7.1 million or 2.7% associated with unfavorable exchange rates driven by a stronger U.S. Dollar, and (iii) a $1.9 million or 0.7% decrease associated with lower average sales prices.

The $16.9 million or 6.5% increase in revenues over the three months ended March 31, 2016 compared to the same period in 2015, is inclusive of approximately $9.0 million in increased sales volumes due to improved shipping times, which reduced the number of unfilled orders at quarter end.

Cost of sales. During the three months ended March 31, 2016, cost of sales increased $15.0 million or 11.1% compared to the same period in 2015. The increase in cost of sales was due to the net impact of: (i) a $13.4 million or 9.9% increase due to higher sales volumes, (ii) a $5.9 million or 4.4% increase due to increased average costs per unit sold, and (iii) a $4.3 million or 3.2% decrease due to the impact of foreign currency translation.

Gross profit. During the three months ended March 31, 2016, gross profit increased $2.0 million or 1.6% and gross margin decreased 230 basis points, to 46.3%, compared to the same period in 2015. This resulted from increased revenue, from higher sales volumes, during the three months ended March 31, 2016 partially offset by a $15.0 million or 11.1% increase in cost of sales for the three months ended March 31, 2016 compared to the three months ended March 31, 2015. The increase in cost of sales was due to the net effect of:  (i) a $12.6 million or 9.9% increase in higher sales volumes, (ii) a $7.8 million or 6.1% decrease associated with a higher average cost per unit in excess of the lower average sales price per unit, and (iii) a $2.8 million or 2.2% decrease due to the impact of foreign currency translation.

2.              Comment 1 in our letter dated December 4, 2015, requested that your discussion and analysis of income tax expense in MD&A “explain how the tax rates in specific countries materially impacted your effective tax rate in each period presented.” In your response letter dated January 12, 2016, you stated, “In order to provide greater clarity for investors, the Company will include a table [    ] in future filings to highlight how tax rates and fluctuations impact the Company’s effective tax rate annually in significant jurisdictions.” While we note the Company’s current disclosures in its Form 10-K as of December 31, 2015, has the

prescribed disclosure, the foreign jurisdictions highlighted appear to be significant to 2014; however it is not apparent how those same jurisdictions contributed materially to the changes in the “Effect of rate differences” in your 2015 effective income tax rate reconciliation. In that regard, we note that for 2015, your most material foreign jurisdictions listed in the table appear to have negatively impacted your effective tax rate by approximately $11.7 million. Your effective tax rate schedule on page F-39 appears to indicate that the impact of the effect of rate differences favorably impacted your effective tax rate by approximately $3.7 million. As such, please provide us with an understanding of the impact affecting both disclosures. To the extent there are additional material factors or jurisdictions impacting your effective tax rate for 2015, please expand your disclosures to highlight all the material factors contributing to the difference. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response - We would like to clarify that the amounts disclosed in the table in the MD&A relate to book income, tax expense and the applicable effective tax rate for that specific jurisdiction. As noted in our response letter dated January 12, 2016 the disclosed information for significant jurisdictions was not intended to provide a reconciliation to amounts included either in the effective tax rate table or to other tabular disclosures included in the tax footnote. In an effort to provide the financial statement reader more visibility into the Company’s tax expense in specific foreign jurisdictions, we used this additional disclosure to highlight the relative impact of these key jurisdictions on the Company’s total annual tax expense.

In future filings, we will enhance our disclosure with regard to this table to more fully explain the purpose of the table, along with highlighting the significant changes in tax expense or effective tax rate in a manner to more precisely describe activity within each of the significant jurisdictions disclosed. As an example, we will provide a narrative explanation in a manner similar to this language that would have applied to the table presented in the 2015 Form 10-K.

The differences in total tax expense and effective rate difference in the table above resulted primarily from the following factors.  In the U.S. and Japan, the Company incurred significant changes in book income/loss (U.S. losses of $84 million in 2015 versus $34 million in 2014, and Japanese losses of $69 thousand in 2015 versus income of $9.6 million in 2014).  In addition, in the U.S. in 2014, the Company received a net benefit of $10.7 million related the settlement of a tax audit and the release of related uncertain tax positions.  While the operating losses in the U.S. can differ in future years based upon the Company’s performance and risk factors for the business, the benefits associated with the audit settlement and release of uncertain tax positions are not likely to recur in the future. Tax expense in Canada was also impacted materially by the net impact of $9.8 million related to the settlement of a tax audit and release of related uncertain tax positions, which is not likely to recur in the future.  While there are effective rate differences in China related to differences in operating losses, the Company also incurred additional tax expense of approximately $9.5 million due to increased valuation allowances established during 2015.  The increase in valuation allowances or potential release of such allowances will depend upon the increase in future taxable income of the Company’s China operations. The total tax expense, and associated effective tax rate, for Japan was also impacted in 2015 by the settlement of uncertain tax positions which resulted in a benefit of approximately $3.6 million which is not likely to recur in the future, and the accrual of expense for an increased valuation allowance of $4.8 million due to the ongoing operating losses in that jurisdiction. Lastly, the difference in the Netherlands effective tax rate relates to consistent withholding tax expense year over year, compared with decreased operating income in that jurisdiction in 2015.

Related to the Staff’s comment regarding the parallel between the tax expense disclosed and the “effect of rate differences” as disclosed in the rate reconciliation at page F-39, in future filings we will expand the MD&A table disclosure to include an aggregation of “Other” non-significant foreign jurisdictions and a full reconciliation to total tax expense and effective tax rate for each year.

	US	Netherlands	Japan	Canada	China	Korea	Other	TOTAL
Book Income (loss)	(83,537)	25,988	(69)	(850)	(21,572)	4,141	1,155	(74,744)
Tax Expense	(3,345)	4,262	2,345	(391)	4,433	1,081	67	8,452
Effective Tax Rate	4.0%	16.4%	-3398.6%	46.0%	-20.5%	26.1%	5.8%	-11.3%

In response to the Staff’s specific question regarding the impact of the $11.7 million of total tax expense associated with our 5 significant foreign jurisdictions included in the table, and the $3.7 million tax benefit of rate differences as disclosed in the rate reconciliation on page F-39 of our 2015 Form 10-K, the two disclosures are separate measures of tax impact which can be explained as follows:  the $11.7 million of tax expense is net of the favorable impact of the foreign jurisdiction tax rates which are lower than the US tax rates. These five jurisdictions recognized a rate difference benefit of approximately $3.6 million in 2015 (the $11.7 million of expense would have been $3.6 million higher if the taxable income in those jurisdictions were taxed at higher US tax rates), which is the primary component of the total rate difference benefit from all foreign jurisdictions of $3.7 million as disclosed in the rate reconciliation on page F-39 of our 2015 Form 10-K.

3.              We note your disclosure that your effective tax rate was impacted by a $10.9 million increase in the valuation allowance on deferred tax assets for 2015 and further note that it does not include the additional $2.8 million increase in the valuation allowance not impacting the effective tax rate but included in the cumulative translation adjustment. The total change in your valuation allowance appears to be approximately $16.3 million based on your disclosure on page F-39. As such, please tell us what the remaining difference of $2.6 million relates to and why the additional amount did not have an impact on your effective tax rate.

Response — Regarding your question on the difference between the effective tax rate impact and change in deferred tax balances related to valuation allowance, please note that the total change in valuation allowance as disclosed as part of the deferred income tax asset and liability table on page F-40 is $9.3 million rather than the $16.3 million in your comment above. The difference between these amounts is the $7.0 million recorded as a valuation allowance on current deferred tax assets in 2014, which was subsequently reclassified to the noncurrent portion of the same table for 2015 in accordance with the Company’s prospective adoption of ASU 2015-17. Therefore, the total valuation allowance of $47.3 million in 2014 increased to $56.6 million in 2015.

The difference between the $9.3 million change on the balance sheet, and $10.9 million included in the effective rate reconciliation on page F-39 relates to the $2.8 million write-off of a deferred tax asset for stock based compensation, offset by cumulative translation adjustment of approximately $1.2 million related to the total balance. The applicable guidance under GAAP indicates that because of the valuation allowance position in the US, there cannot be a shortfall for tax purposes related to stock compensation. Deferred tax assets written off because no future tax deduction will result are recorded against the valuation allowance, and therefore directly offset, with no impact on overall tax expense. We have not historically disclosed the impact of cumulative translation adjustment on tax balances.

Comparison of the Years Ended December 31, 2015 and 2014 by Segment, page 51

4.              Please expand your disclosures to quantify how much of the increase or decrease in revenue at the reportable segment level are due to volume of product or services provided, and/or average price. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response - The Company acknowledges the Staff’s comment regarding the request for additional disclosures in our MD&A to quantify the impact of changes in volume of product sold and changes in the average sale price per unit. We will expand our segment disclosures in our future Form 10-K and Form 10-Q filings to more fully discuss the main drivers affecting revenue at the reportable segment level.  Specifically, we will quantify the portion of the increase or decrease, in terms of both dollars and percentages, associated with change in: (1) volume of units sold, (2) average sales price per unit, (3) the impact of foreign currency changes on revenue for the period, and (4) any other material drivers of revenue change, including significant offsetting factors.  The following is an example of the comparison of the years ended December 31, 2015 and 2014, revenue disclosure we intend to include in our future Form 10-Q and Form 10-K filings.

Americas Operating Segment Revenue. During the year ended December 31, 2015 revenues for our Americas segment decreased $13.7 million or 2.8% compared to the same period in 2014. The net decrease in revenue was due to:  (i) a $21.3 million or 4.3% decrease in average sales prices, (ii) a $17.8 million or 3.6% increase due to higher sales volumes, and (iii) a $10.2 million or 2.1% decrease due to the unfavorable impact of foreign currency translation.

Asia Pacific Operating Segment Revenue. During the year ended December 31, 2015 revenues for our Asia Pacific segment decreased $49.4 million or 10.4% compared to the same period in 2014. The net decrease in revenue was due to:  (i) a $31.9 million or 6.7% decrease due to the unfavorable impact of foreign currency translation, (ii) a $28.5 million or 6.0% decrease in average sales prices, and (iii) an $11.0 million or 2.3% increase due to higher sales volumes.

Europe Operating Segment Revenue. During the year ended December 31, 2015 revenues for our Europe segment decreased $44.8 million or 19.2% compared to the same period in 2014. The net decrease in revenue was due to:  (i) a $43.3 million or 18.5% decrease due to the unfavorable impact of foreign currency translation, (ii) a $9.7 million or 4.2% decrease in average sales prices, and (iii) an $8.2 million or 3.5% increase due to higher sales volumes.

Future changes in the average sale price per unit will be impacted by: (i) the mix of products sold, (ii) the sales channel (as we generally realize higher sales prices from our retail and e-commerce channels as compared to our wholesale channel), and (iii) the level of sales discounts and incentives we offer our customers.

In consideration of the Staff’s comment, we also included following segment revenue disclosure in our Form 10-Q for the quarter ended March 31, 2016.

Americas Operating Segment Revenue. During the three months ended March 31, 2016 revenues for our Americas segment increased $18.4 million or 17.4% compared to the same period in 2015. The increase in the Americas segment revenue was due to the net impact of:  (i) a $28.6 million or 27.0% increase due to higher sales volumes, (ii) a $7.9 million or 7.4% decrease in average selling prices, and (iii) a $2.3 million or 2.2% decrease due to the unfavorable impact of foreign currency translation.

Asia Pacific Operating Segment Revenue.  During the three months ended March 31, 2016, revenues for our Asia Pacific segment increased $4.7 million or 4.7% compared to the same period in 2015. The increase in the Asia Pacific segment revenue was due to the net impact of:  (i) a $9.9 million or 9.9% increase due to higher sales volumes, (ii) a $3.2 million or 3.2% decrease due to the unfavorable impact of foreign currency translation, and (iii) a $2.0 million or 2.0% decrease due to a decrease in average selling prices.

Europe Operating Segment Revenue.  During the three months ended March 31, 2016, revenues for our Europe segment decreased $6.1 million or 10.8% compared to the same period in 2015. The decrease in the Europe segment revenue was due to the net impact of:  (i) a $6.3 million or 11.2% decrease due to lower sales volumes, (ii) a $1.8 million or 3.3% increase due to an increase in the average selling price, and (iii) a $1.6 million or 2.9% decrease due to the unfavorable impact of foreign currency translation.

5.              Please quantify the impact of factors disclosed as materially impacting revenue and operating income for each period presented at the segment level. Examples of some of the factors disclosed without quantification include:

•                  A decrease in segment revenue of $13.7 million in the Americas segment due to unfavorable foreign currency fluctuations, negative impact of store closures, decreased average selling prices, and increased sales volume.

•                  An increase in segment income of $1.1 million in the Americas segment due largely to a decrease of $12.3 million in selling, general and administrative expenses related to lower employee compensation expense, lower building expense, and lower depreciation and amortization expense, partially offset by higher marketing expense.

•                  A decrease in segment income of $8.9 million in the Europe segment, which was offset by a decrease of $17.9 million, in selling, general and administrative expenses related to lower employee compensation related expenses, lower professional services expense, partially offset by an increase in marketing and sales expenses.

Please refer to Item 303(A)(3)(iii) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance.

Response - The Company acknowledges the Staff’s comment regarding the request for additional disclosures in our MD&A to quantify the impact of factors disclosed as materially impacting revenue and operating income for each period presented at the segment level. We will expand our segment disclosures in our future Form 10-K and Form 10-Q filings to more fully discuss and quantify the main drivers impacting revenue and operating income, including cost of sales, gross profit, selling, general and administrative (SG&A) expenses and other components of operating income, as applicable, at the reportable segment level.  Specifically, we will quantify the portion of the period-over-period change associated with changes in: (1) volume of units sold, (2) changes in the average sales price/cost per unit, (3) the impact (if any) of foreign currency changes, and (4) any other significant drivers impacting operating income, including significant offsets.  The following is an example of the comparison of the years ended December 31, 2015 and 2014, Americas Segment disclosure we intend to include in our future Form 10-Q and 10-K filings. Similar disclosures will be included for both the Asia Pacific and Europe operating segments. The Americas operating segment revenue disclosure included above is presented again here for convenience.

Americas Operating Segment

Revenue. During the year ended December 31, 2015 revenues for our Americas segment decreased $13.7 million or 2.8% compared to the same period in 2014. The net decrease in revenue was due to:  (i) a $21.3 million or 4.3% decrease in average sales prices, (ii) a $17.8 million or 3.6% increase due to higher sales volumes, and (iii) a $10.2 million or 2.1% decrease due to the unfavorable impact of foreign currency translation.

Cost of Sales. During the year ended December 31, 2015 cost of sales for our Americas segment decreased $4.0 million or 1.6% compared to the same period in 2014.  The net decrease in cost of sales was due to: (i) a $9.2 million or 3.6% increase due to higher sales volumes, (ii) a $6.2 million or 2.4% decrease due to a lower average cost per unit sold, (iii) a $5.8 million or 2.3% decrease due to the impact of foreign currency translation, and (iv) a $1.2 million or 0.4% decrease associated with lower restructuring charges recorded in cost of sales (these restructuring efforts were completed as of December 31, 2015).

Gross Profit. The combined impact of the decrease in the Americas segment revenue and cost of sales resulted in a $9.7 million or 4.2% decrease in gross profit during the year ended December 31, 2015 compared to the same period in 2014. The net decrease in the Americas segment gross profit was due to:  (i) a $15.1 million or 6.4% decrease due to the combined impact of a lower average sale price partially offset by a lower average cost per unit sold, (ii) a $8.6 million or 3.7% increase due to higher sales volumes, (iii) a $4.4 million or 1.9% decrease due to the impact of foreign currency translation, and a (iv) $1.2 million or 0.4% increase due to lower restructuring costs recorded  in cost of sales.

SG&A. During the year ended December 31, 2015, SG&A for the Americas segment decreased $12.3 million or 6.9% compared to the same period in 2014.  This net decrease is primarily due to: (i) a $7.3 million or 4.1% decrease in compensation expense, (iii) a $4.2 million or 2.3% decrease in building lease expense, (iv) a $1.2 million or 0.7% decrease in contract labor, and (v) other items that are individually insignificant.

Restructuring Charges. Restructuring charges for the Americas segment decreased $1.7 million as compared to the prior year as the majority of our restructure efforts were completed in 2014.

Asset Impairment Charges. Asset impairment charges for the Americas segment increased $3.2 million for the year ended December 31, 2015 as compared to the same period in 2014.  This increase is largely due to the impairment of certain retail locations that experienced declining sales volumes.

Income from Operations. The $1.1 million or 2.2% increase in income from operations for the Americas segment is due to the net impact of: (i) a $9.7 million decrease in gross profit, as discussed above, (ii) a $12.3 million decrease in SG&A, as discussed above, (iii) a $1.7 million decrease in restructure charges, as discussed above, and (iv) a $3.2 million increase in asset impairment charges, as discussed above.

In consideration of the Staff’s comment, we also included the following Americas segment operating income disclosure in our Form 10-Q for the quarter ended March 31, 2016. Similar disclosures were also provided for both the Asia Pacific and Europe operating segments.

Americas Operating Segment

Revenue. During the three months ended March 31, 2016 revenues for our Americas segment increased $18.4 million or 17.4% compared to the same period in 2015. The increase in the Americas segment revenue was due to the net impact of:  (i) a $28.6 million or 27.0% increase due to higher sales volumes, (ii) a $7.9 million or 7.4% decrease in average selling prices, and (iii) a $2.3 million or 2.2% decrease due to the unfavorable impact of foreign currency translation.

Cost of Sales. During the three months ended March 31, 2016 cost of sales for our Americas segment increased $17.5 million or 33.6% compared to the same period in 2015. The increase in the Americas segment cost of sales was due to the net impact of: (i) a $14.1 million or 27.0% increase due to higher sales volumes, (ii) a $5.1 million or 9.9% increase due to higher average costs per unit sold, and (iii) a $1.7 million or 3.3% decrease due to the impact of foreign currency translation.

Gross Profit. The combined impact of the increase in the Americas segment revenue and cost of sales resulted in a $0.8 million or 1.5% increase in gross profit during the three months ended March 31, 2016 compared to the same period in 2015. The increase in the Americas segment gross profit was due to the net impact of:  (i) a $14.5 million or 27.0% increase due to higher sales volumes, (ii) a $13.1 million or 24.4% decrease due to the combined impact of lower average sale prices and higher average cost of sales per unit, and (iii) a $0.6 million or 1.1% decrease due to the impact of foreign currency translation.

SG&A. During the three months ended March 31, 2016, SG&A for our Americas segment decreased $0.1 million or 0.2% compared to the same period in 2015.

Liquidity and Capital Resources, page 57

6.              You state on page 57 your belief that funds generated from operations and borrowings will be sufficient to meet your ongoing needs through the next twelve months. We note your cash and cash equivalents balance at December 31, 2015, was $143.3 million and there is a decreasing trend in operating cash flows. There is also an existing waiver for a violation of certain covenants in your Credit Agreement, for which it is not apparent whether the full $75 million under that agreement would be available. On page 60, you disclose your contractual obligations are $266.5 million within the next year. As such, it is not apparent whether you have the existing resources needed to fulfill all expected liquidity obligations in 2016. Please quantify the expected 2016 liquidity impact of the expected inflows and outflows. It appears a tabular presentation or other clear disclosure of expected sources and uses of cash is needed for readers to fully understand your expected 2016 liquidity requirements and whether there are available resources to satisfy these obligations. See section 501.13.b of the Financial Reporting Codification.

Response - The Company acknowledges the Staff’s comment regarding the request for additional disclosures in our MD&A to quantify our liquidity needs and our available resources.  We believe an enhanced narrative disclosure regarding the expected uses and available sources of cash is an appropriate format to provide the readers with a more detailed understanding of our expected 2016 liquidity requirements.

As of December 31, 2015, the available credit under the revolving credit facility included the $75.0 million credit limit less $1.3 million for outstanding letters of credit, resulting in an available borrowing capacity of

$73.7 million. In future filings we will explicitly state the total amount of credit that remains available at the end of each reporting period.

As of December 31, 2015 our available and anticipated resources to fund our ongoing operations for the 2016 fiscal year includes: (i) $143.3 million of cash and cash equivalents, (ii) $83.6 million of accounts receivable net of allowances, (iii) $168.2 million of inventory on hand, (iv) $73.7 million in available borrowing capacity, and (v) anticipated revenues from ongoing operations.

Of the $266.5 million in future contractual obligations due within a year, as of December 31, 2015, $158.2 million is associated with inventory purchase obligations which will be realized based on our inventory needs to support forecasted demand and which will be recognized as “Cost of sales” on the Statement of Operations once the inventory is sold.  The remaining $108.3 million in obligations is primarily associated with selling, general and administrative expenses.  In each case we have entered into these obligations to generate future revenues and we anticipate that these expenditures will be more than offset by future earnings.

As noted in our statement of cash flows for the year ended December 31, 2015: (i) we generated $9.7 million from our operations, (ii) we used $18.6 million on investing activities, (iii) we used an additional $101.3 million on financing activities of which $85.9 million was associated with the discretionary purchase of treasury stock, and (iv) we incurred a $14.0 million reduction in cash due to the effect of exchange rate changes on cash. Excluding the $85.9 million discretionary treasury stock acquisitions, our net use of cash for 2015 was $38.3 million. For the year ended December 31, 2016, we currently anticipate our ongoing operations will result in a net increase in cash and cash equivalents.

We will expand our liquidity and capital resources disclosures in our future Form 10-K and Form 10-Q filings to more fully discuss our liquidity position including a discussion of, our available capital resources and any trends that are likely to impact our capital resources. The following is an example of the type of expanded liquidity disclosure we intend to include in future Form 10-Q and 10-K filings (the amounts included in the below example are from our 2015 financial statements).

We realized a $124.2 million decrease in cash for the year ended December 31, 2015 which was primarily associated with $85.9 million in purchases of treasury stock during the year ended 2015. We believe our remaining cash on hand of $143.3 million, combined with the $73.7 million in available borrowings under our revolving credit facility as well as our anticipated cash flows from operations for the 2016 fiscal year, will be sufficient to meet our liquidity needs over both the next twelve months and the foreseeable future. Our anticipated uses of cash include capital expenditures, working capital needs, other general corporate expenses, financial obligations; inclusive of dividend payments to our Series A preferred shareholders, and repayment of bank borrowings. The purchase of additional shares of treasury stock, if any, will be determined based on our future cash position and liquidity needs.

7.              We note your disclosure that $75 million was available under your senior revolving credit facility with PNC Bank. Please expand your disclosures to clarify if this amount is fully available without violating any of the covenants of the Credit Agreement and explicitly state the amount available without violating any of the material covenants in the Credit Agreement. Furthermore, we note you received a waiver in February 2016 related to violation of the leverage ratio and fixed charge ratio as of December 31, 2015. The disclosure on page F-27 indicates you anticipate being in compliance with such covenants on March 31, 2016, but that there can be no assurance that will be the case. As such, please disclose the actual ratios/amounts related to your material debt covenants as well as the required ratios/amounts as of each balance sheet date. This will allow investors to better understand and assess your current compliance status and your ability to continue to meet such debt covenants. You should also show the specific computations you use to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. Please refer to Item 303(a)(2)(ii) of Regulation S-K and Section 501.13.c. of the Financial Reporting Codification for guidance.

Response — The Company acknowledges the Staff’s comment regarding the request for additional disclosures in both our MD&A and the notes of the financial statements to both clarify the available borrowing capacity under the revolving credit facility and to provide additional information regarding our actual debt ratios. We believe the users of the financial statements would benefit from being provided with our actual debt ratios as well as the required ratios to better assess our compliance with our covenants.

As a result of the waiver provided, the available borrowing capacity of the credit facility, as of December 31, 2015, was $73.7 million which includes the $75.0 million credit facility less $1.3 million in outstanding letters of credit. In future filings we will expand our disclosures in our MD&A and the notes of the financial statements to explicitly state the total available borrowing capacity at the end of each reporting period. In future filings, we will also expand our debt disclosures to clarify the amount of credit that remains available without violating any of the covenants of the credit agreement. Additionally, we will provide our actual debt covenants as well as the required ratios/amounts for each balance sheet date.  The following is an example of the type of expanded disclosure we will include in future Form 10-Q and Form 10-K filings.

Senior Revolving Credit Facility

In December 2011, Crocs entered into an Amended and Restated Credit Agreement (as amended, the “Credit Agreement”), with the lenders named therein and PNC Bank, National Association (“PNC”), as a lender and administrative agent for the lenders. On February 18, 2016, the Company entered into the Eleventh Amendment to the Amended and Restated Credit Agreement which, primarily: (i) extended the maturity date to February 2021, (ii) resized the borrowing capacity of the facility to $75.0 million, (iii) amended certain definitions of the financial covenants to become more favorable to the Company, (iv) set the minimum fixed charge coverage ratio to 1.00 to 1.00 through the period ended June 30, 2016 and 1.10 to 1.00 thereafter, (v) set the maximum leverage ratio to 2.50 to 1.00 through the period ended June 30, 2016 and 2.00 to 1.00 thereafter, (vi) allows up to $50.0 million in stock repurchases to be made each fiscal year, subject to certain restrictions, and (vii) limited certain capital expenditures and commitments to an aggregate of $50.0 million per year. Under the terms of the Credit Agreement, the above financial covenants are only applicable when borrowings exceed an average of $18.8 million over a 30-day period, starting on the 15th of the last month of each quarter. The Eleventh Amendment also changed the variable lending rate. For domestic base rate loans, including swing loans, the interest rate is equal to a daily base rate plus a margin ranging from 0.50% to 0.75% based on certain conditions. For domestic LIBOR rate loans, the interest rate is equal to a LIBOR rate plus a margin ranging from 1.50% to 1.75% based on certain conditions.

As of March 31, 2016, the Company was in compliance with each of these covenants: (i) the fixed charge coverage ratio (which is a calculated as adjusted EBITDA plus fixed charges before tax for a rolling four quarters divided by fixed charges before tax plus interest for a rolling four quarters) was 3.94 to 1.00, compared to the minimum covenant requirement of 1.00 to 1.00 (ii) the leverage ratio (which is calculated as consolidated indebtedness divided by adjusted EBITDA for a rolling four quarters) was 0.37 to 1.00, compared to the maximum covenant requirement of 2.50 to 1.00 (iii) stock repurchases were zero, and (iv) capital expenditures and commitments were $11.5 million. For the three months ended March 31, 2016, the weighted average/effective interest rate for outstanding senior revolving credit facility borrowings was 4.0%. The Company currently anticipates remaining in compliance with each of its debt covenant obligations for the foreseeable future.

As of March 31, 2016 and December 31, 2015, the Company had $8.5 million and zero, respectively, of outstanding borrowings under the Credit Agreement. As of both March 31, 2016 and December 31, 2015, the Company had outstanding letters of credit of $1.3 million, which were reserved against the borrowing base under the terms of the Credit Agreement. As of March 31, 2016 and December 31, 2015, the Company had $65.2 million and $73.7 million, respectively, of available borrowing capacity.

Additionally, as noted both in our Form 10-K for the year ended December 31, 2015 and our Form 10-Q for the quarter ended March 31, 2016, the Asia Pacific revolving credit facility was suspended as of December 31, 2015.  The lender has expressed a willingness to make that facility available upon the issuance of a letter of credit from the senior revolving credit facility (which would result in a corresponding decrease in available borrowings under that facility).  As we currently have sufficient cash resources available in our Asia Pacific region, we do not currently anticipate a need to use the Asia Pacific revolving credit facility in the foreseeable future.

Management’s Report on Internal Control over Financial Reporting, page 67

8.              We note your disclosures that due to the material weaknesses identified in your financial close process and your inventory accounting controls that both your internal controls over financial reporting and your disclosure controls and procedures as of December 31, 2015 are not considered effective. For each of the material weaknesses identified, please tell us when each of the material weaknesses first began, how you discovered the control deficiencies that led to the material weaknesses and whether the material weakness resulted in the identification of any accounting errors. In that regard, please tell us the impact the material weaknesses had on your current and historical financial statements. To the extent you recorded any adjustments related to the deficiencies in the fourth quarter, please quantify those amounts and tell us how you determined the appropriate period each related to. If you concluded that you did not have any errors, please tell us the following:

•                  What you did differently in the fourth quarter that enabled you to detect the deficiencies given your prior disclosures in your Form 10-Qs during fiscal year 2015 that there had been no material changes in internal control over financial reporting; and

•                  The alternate procedures you used to ensure that the accounts impacted by the material weaknesses in your financial close process and inventory balances were accurate as of December 31, 2015.

Response — As disclosed in our Form 10-K we noted the following material weaknesses in control over financial reporting.

(1)         Financial Close Process.    We identified deficiencies related to the operating effectiveness of controls over the completeness and accuracy of our review and approval of certain journal entries and period end adjusting entries. In addition, we did not consistently maintain or perform on a timely basis our control procedures over certain account analyses, data integrity, documentation, review and approval of year-end accounting entries to ensure the accuracy and completeness of the entries recorded. We also identified deficiencies regarding the review and approval of our income tax entries related to our deferred income tax accounts and the related impacts on income tax expense or benefit.

We also lacked a sufficient balance of personnel commensurate with our financial close reporting requirements.  If not corrected, these controls could impact the accuracy and completeness of our financial statements.

On January 1, 2015, we placed into service our customized, fully-integrated, global, operational and financial accounting enterprise resource planning (ERP) system. Consistent with management’s internal control review schedule, the review of the ERP system’s automated controls began in the third quarter of 2015 and the review was completed in the fourth quarter of 2015.  This review was performed with the assistance of a third-party service provider specializing in ERP automated controls.

Upon completing this review in the fourth quarter of 2015, management identified certain manual journal entries that were posted to the general ledger without being routed through the appropriate ERP system journal entry approval and workflow process. As a result, we determined certain manual journal entries posted to the general ledger lacked sufficient evidence of proper approval.  This lack of sufficient evidence of approval of certain manual journal entries called into question the completeness and accuracy assertions as it related to manual journal entries.  Additionally, we identified certain reconciliations that were not performed timely, resulting in multiple post-close entries. As we were unable to perform all required reconciliations on a timely basis, we concluded we lacked a sufficient balance of accounting personnel as of December 31, 2015. This lack of timely reconciliations called into question management’s assertions regarding the data integrity, documentation and review of certain account analysis.

The identified deficiencies regarding the review and approval of our year end income tax entries is primarily due to certain reconciliations not being performed timely, which resulted in certain post-close journal entries being recorded. As a result of these post-close journal entries, our tax personnel were required to calculate and record certain tax entries prior to performing an adequate financial statement review. As we did not perform all required review and approval procedures on a timely basis, we concluded we lacked a sufficient number of tax personnel to support our control environment as of December 31, 2015.

The Financial Close Process material weakness did not result in the identification of any accounting errors. To obtain comfort that manual journal entries posted to the general ledger, that were not routed through the appropriate ERP journal entry approval workflow, were appropriately recorded, management identified all entries posted to the general ledger that were not subject to the ERP system review and approval processes. Management then identified entries within that population that were subjected to alternative control procedures that were deemed effective. Of the population of journal entries for which the review procedures were not sufficiently documented, management subjected the remaining journal entries to detailed testing procedures, including a manual review of the journal entry and a review of all supporting documentation.   As a result of this review, management determined each of the entries tested had appropriate supporting documentation and each was properly recorded in the correct period. To ensure the accounting entries, including the tax entries were properly recorded, all reconciliations were properly reviewed and approved prior to filing the Form 10-K. As a result of the alternative procedures performed, management concluded all amounts were properly recorded in the appropriate quarter. Accordingly, there were no significant out of period adjustments recorded associated with the financial close process material weakness.

(2)         Inventory Accounting Controls.    We identified deficiencies related to the operating effectiveness of our controls to ensure the existence, valuation, accuracy, and completeness of inventory on hand. Specifically, our physical inventory procedures were not performed with sufficient consistency to ensure the underlying quantities were accurate. Additionally, our cost absorption control procedures were not consistently maintained or performed on a timely basis in accordance with Company’s policy, to ensure inventory was properly valued. If not corrected, these ineffective controls could impact the accuracy and completeness of our cost of sales and inventory balances.

Consistent with management’s internal control review schedule, we began our scheduled review of the cycle count procedures and corresponding reconciliations in the third quarter of 2015.  This review was concluded in the fourth quarter of 2015. As a result of this review, we identified one warehouse location where cycle count adjustments that were not properly documented and where inventory reconciliations were not being performed timely. At the same warehouse location, we also identified certain reconciling items between our warehouse management system and our ERP system that were not sufficiently supported by appropriate documentation. The impact of these control deficiencies called into question management’s assertions regarding the existence, accuracy and completeness of the inventory on hand.

To ensure the inventory quantities were properly stated, management performed a full physical inventory count as of December 31, 2015 for the warehouse location that lacked proper documentation for cycle count procedures and reconciled the inventory count to the ERP system. Management also reconciled the variances between the warehouse management system and our ERP system prior to filing the 2015 Form 10-K.  In all instances the inventory amounts identified in the system were physically located in the warehouse and inventory quantities were reconciled within an immaterial variance. Accordingly, we concluded the inventory quantities were reasonably stated as of December 31, 2015.

In addition to the cycle count control deficiencies noted above, we determined the process for monitoring and reviewing the overhead absorption rates in the new ERP systems were not being performed at a sufficient level of precision to ensure the operational effectiveness of the control. This deficiency was due, in large part, to the use of new reports due to the implementation of the new ERP system. This control deficiency called into question management’s assertions regarding the valuation of the inventory.

To obtain comfort that overhead absorption rates applied by the ERP system were proper, management performed a detailed inventory cost absorption analysis, prior to the filing of our Form 10-K. As a result of this analysis, we concluded all inventory items were being properly valued under the absorption rates applied by the ERP system.

As a result of the alternative procedures performed, prior to the issuance of the Form 10-K, management concluded the identified inventory accounting controls material weakness did not result in any material accounting errors as, in all cases, the inventory quantities and values were properly stated. We also concluded there were no significant out of period errors as a result of the inventory accounting controls material weakness and thus, no significant adjustments were recorded.

Item 8: Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-7

9.              We note on your consolidated statements of cash flows, you recognize $4.0 million under “other non-cash items” in adjustments to reconcile net income to net cash provided by operating activities for the year ended December 31, 2015. We further note that the amount represents 41% of the $9.7 million cash provided by operating activities and increased significantly from the $0.5 million and $1.2 million disclosed for the same line item for the years ended December 31, 2014 and December 31, 2013 respectively. In light of this, please explain in detail what the components of these non-cash charges are and the specific facts and circumstances that drove the change from prior years.

Response — The $4.0 million in “other non-cash items” presented on the statement of cash flows for the year ended December 31, 2015 is inclusive of: (i) a $2.1 million write-off of a retail software intangible asset that was replaced in the fourth quarter of 2015, (ii) a $1.1 million loss on disposal of fixed assets, and (iii) other individually insignificant non-cash losses.  In aggregating these amounts we considered if the $2.1 million write-off of the retail software intangible asset required separate disclosure.  In performing our analysis, we noted this amount represents less than 0.2% of total revenues, less than 2.2% of the net loss attributable to common shareholders, less than 0.4% of total net assets and less than 6.8% of the average positive cash flows from operations over the most recent three year period. Based on the above analysis, we deemed this amount to be de immaterial under Rule 4-02 of Regulation S-X. We also deemed the lesser amounts consolidated into this total to be immaterial. We will update our materiality assessment quarterly to determine if these amounts require separate presentation based on three year average positive cash flows from operations at that time.

Unaudited Quarterly Consolidated Financial Information, page F-51

10.       We note your disclosures related to your unaudited quarterly results and the significant decline in your gross profit, resulting gross profit percentage and your income (loss) from operations in your fourth quarter for fiscal year 2015 when compared to prior quarters. Please ensure that your disclosures include sufficient detail to highlight the effect and nature for any year-end adjustments that were material to the quarter in accordance with Item 302 of Regulation S-K. Furthermore, we remind you that to the extent that there are any known material trends or uncertainties impacting your results, including those within specific quarters, your disclosures in MD&A should include a robust discussion sufficient enough to allow investors to have an understanding of the key factors that are impacting the business. In that regard, you have had a significant decrease in profitability in the fourth quarter for each of the last two fiscal years ended December 31, 2015 and December 31, 2014; however there does not appear to be sufficient disclosure as to the underlying reasons for such trends including the specific business, economic and competitive factors that impacted the results in the fourth quarter and whether such factors may continue to impact operations in the future. As an example, we note you have expanded your sales returns and allowance reserves during each fourth quarter for both fiscal years ended December 31, 2015 and December 31, 2014. To the extent such items and similar trends exist, you should expand your narrative to discuss the reasons of such trends and whether they are reasonably expected to continue. Please refer to the guidance under ASC 270-10-50-1.

Response — In future filings we will expand our disclosures to highlight the effect and nature of year-end adjustments that were material to the quarter. The following is an example of the type of expanded disclosure we will include in future Form 10-Q and Form 10-K filings.

During the three months ended December 31, 2015 we identified the following factors affecting the comparability of information between periods:

•                  Due to the seasonal nature of our products, we experience decreased revenues in the fourth quarter of the year relative to the other quarters. For the quarter ended December 31, 2015 revenue increased 1.0% as compared to the same quarter of the prior year.

•                  Revenue and gross profit are typically negatively impacted by an increase in sales returns and allowances in the quarter ended December 31, due to traditionally higher year end promotion activities related to the liquidation of current year product lines remaining in inventory. For the three months ended December 31, 2015 revenue and gross profit decreased by $8.7 million, relative to the first three quarters of 2015, due to an increase in sales discounts.

•                  Revenue and gross profit for the three months ended December 31, 2015 decreased by an additional $6.0 million due to higher sales returns and allowances, as a percent of gross revenue, as compared to the first three quarters of 2015.  This increase in sales returns and allowances is consistent with the fourth quarter of prior years.

•                  Our Income from operations for the quarter ended December 31, 2015 was negatively impacted by reorganization charges of $4.3 million related to severance expense, bonuses, and store closures. This amount resulted in an increase in our SG&A expense for the quarter ended December 31, 2015 as compared to prior quarters.

•                  Our Income from operations for the quarter ended December 31, 2015 was also negatively impacted by asset impairment charges of $7.8 million, of which $5.7 million related to the impairment of our South Africa asset group with the remaining impairment being related to certain underperforming retail locations.  See note 5. Property and Equipment for additional information.

•                  Our net income for the quarter ended December 31, 2015 was negatively impacted by a tax expense of $4.7 million primarily associated with an increase in valuation allowances on deferred tax assets which management determined were not likely to be realized in future periods.  See note 14. Income taxes for additional information.

* * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•                              the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                              staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                              the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at 303-848-7000. Thank you again for your time and consideration.

Respectfully submitted,

CROCS, INC.

		By:	/s/

Name: Carrie Teffner

Title: Chief Financial Officer

cc:	Daniel P. Hart (Crocs, Inc.)
Jason Day (Perkins Coie)